Exhibit 99.1

FSD Pharma Issues Corporate Updates

TORONTO--(BUSINESS WIRE)--April 6, 2022--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a life sciences holding company dedicated to building a portfolio of assets and biotech solutions, announced today the following corporate updates;

1. FSD Pharma adds industry leaders Jason Sawyer and Dr. Ravinder Kumar to its Advisory Board.

Jason Sawyer brings 29 years of alternative investment and business experience to FSD’s drug development efforts. He currently serves as the General Manager of Access Alternative Group S.A. (“AAG”), a Bahamas-based boutique venture investment and advisory firm. Prior to his role at AAG, Sawyer was a Principal at Crane Capital Associates and Head of its Absolute Return Strategies Group where he successfully raised more than $3.5 billion for some of the world's leading private equity and hedge funds. In 2016, he founded Pacific West Stone and led the capital formation, investing $4.5MM in its first-year start-up phase and securing private equity financing backed by one of Canada’s largest pension funds.

Rav Kumar, PhD is an award-winning pharmaceutical industry leader, with over 30 years of global experience developing and commercializing novel drug solutions. Through his advisory role, Dr. Kumar will contribute his expertise in discovery, regulatory, preclinical and clinical, product development, manufacturing, compliance and commercialization. Dr. Kumar is currently the Director of the Centre for Medicinal Chemistry at the University of Toronto, and Chief Strategy Officer at Dalriada Drug Discovery. Prior to his current roles, Dr. Kumar served as Chief Science Officer and Advisor to The Green Organic Dutchman, Managing Director of Apotex India, and Vice President of R&D Operations, Business Development & Classic Brands at GlaxoSmithKline Canada.

2. FSD Pharma has been expanding its team aggressively at all levels to synergize its operations. The company adds the following employees to the team: Dr. Andrzej Chruscinski (Associate Vice-President, Clinical Affairs), Mr. Kevin Cassidy (Vice-President, Quality Systems), and Dr. Oksana Akhova (Director, Licensing, Partnership and IP).

Dr. Andrzej Chruscinski trained as a physician-scientist at Stanford University earning an MD/PhD. While at Stanford, he also completed training Internal Medicine and Cardiology. After moving to Toronto, he completed a fellowship in Advanced Heart Failure/Transplantation at University Health Network. As a scientist at University Health Network, he ran a research group investigating mechanisms of transplantation tolerance. He developed antigen microarray technology to profile autoantibodies to monitor allograft function. More recently, he completed two clinical trials of tolerance induction in solid organ transplantation (LITMUS and ASCOTT). Dr. Chruscinski currently holds a medical license in Michigan, USA.

Mr. Kevin Cassidy brings over 39 years of biotechnology experience to FSD Pharma. He has established and run operations, validated facilities for GMP manufacturing, biotherapeutic development, and quality testing in Canada, Chile and China. He was lead on process and business development, resulting in the first approved adenovirus-vectored vaccine. The rabies vaccine is the predecessor to several vaccines deployed in the COVID-19 pandemic. Mr. Cassidy was trained in Business Management at George Brown College and received a Bachelor of Science degree from University of Toronto.

Dr. Oksana Akhova has over two decades of experience both in industry and academia in business development, IP management and commercialization of innovative technologies. She worked across in a range of roles in academia and industry and she has strong track record in commercial licensing, management of private-public partnerships, technology marketing and business development. She has solid expertise in evaluation of companies and technologies in oncology, ophthalmology, inflammation and neurology, building financial models and IP management. She holds a PhD in oncology and an MBA with specialization in biotechnology management.

3. FSD Pharma returns to treasury 1,524,700 shares as of 31 March through its buyback program.

4. FSD Pharma adopts the RSU program and issues RSUs in Lieu of options held by Directors and Senior Management.

About FSD Pharma

FSD Pharma Inc. is a biotechnology company with three drug candidates in different stages of development. FSD BioSciences, Inc. (“FSD BioSciences”), a wholly owned subsidiary, is focused on pharmaceutical research and development of its lead compound, ultra-micronized palmitoyl ethylamine (“PEA”) or FSD-PEA (formerly called FSD-201). Lucid Psycheceuticals Inc. (“Lucid”), a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-PSYCH (formerly Lucid-201) and Lucid-MS (formerly Lucid-21-302). Lucid PSYCH is a molecular compound identified for the potential treatment of mental health disorders. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

Contacts

Company:
Zeeshan Saeed, Founder, President and Executive Co-Chairman of the Board, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8884

Investor Relations:
Email: ir@fsdpharma.com, info@fsdpharma.com
Website: www.fsdpharma.com

Media Relations:
KCSA Strategic Communications
Email: FSDPharma@KCSA.com